EXHIBIT 99.5

Gateway International Holdings Reports Record Results for 2004

Anaheim, California - November 8, 2004 - Gateway International Holdings, Inc. (OTC: GWYI) has released its year-end financial results for 2004. The Company's fiscal year runs from October 1st through September 30th. Results are reported on both a consolidated and subsidiary basis. The Company currently has four operating subsidiaries: Elite Machine Tool Company, Eran Engineering, All American CNC Sales and A-Line Capital.

For the 2004 financial results that follow, only Elite Machine Tool and Eran Engineering are included.

On a consolidated basis, the Company reported record annual sales for the Company totaling $7,445,240. Net income before taxes for the year was also a record, coming in at $726,990, a pre-tax margin of 9.8%.

On a subsidiary basis, Elite Machine Tool posted total sales for the year of $4,015,587. Profit before taxes was $289,551, a net pre-tax margin of 7.2%. At Eran Engineering, annual sales totaled $3,426,653. Net income before taxes totaled $437,439, a net pre-tax margin of 12.8%.

Pre-tax earnings per share for the year totaled 2.3 cents per share, based on 31,966,000 shares outstanding.

Financial Note: On September 29th 2004, the Company announced the acquisition of All American CNC Sales. Financial results for All American CNC Sales will be included in the 2005 numbers beginning October 1, 2004. On October 7, 2004, the Company announced the formation of A-Line Capital Corporation. Financial results for A-Line Capital will be reported beginning with October 2005 financials as well.

The Company is preparing to audit the year-end financials. Once the audits are completed, financial results will be available to all interested parties on the company's website at www.gwyi.com.

CEO Larry Consalvi commented on the year-end results. "We are pleased in our year-end results. We continue to build a portfolio of cash-flow positive companies. For 2004 only Elite Machine Tool Company and Eran Engineering contributed to our financial results. As we continue to grow internally, we believe that we are on tract to meet or exceed our financial goals for 2005. Additionally, we anticipate further improvements by adding All American CNC Sales and A-Line Capital to our financial results for 2005."
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"SAFE HARBOR":

This press release may contain forward-looking statements. The words "estimate", "possible" and "seeking" and similar expressions identify forward-looking statements, which speak only as to the date the statement was made. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether because of new information, future events, or otherwise. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted, or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. The risks and uncertainties to which forward-looking statements are subject include, but are not limited to, the effect of government regulation, competition and other material risks.

Source: Gateway International Holdings, Inc.

Investor Relations:
Dante Panella
First Capital Investors, Inc.
www.firstcapitalinvestors.com
407-656-9600 x 107
GWYI@firstcapitalinvestors.com